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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION


                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


(Check one):
[X] Form 10-K     [ ] Form 20-F     [ ] Form 11-K        [ ] Form 10-Q
[ ] Form 10-D     [ ] Form N-SAR    [ ] Form N-CSR

                   For Period Ended:     December 31, 2005
                                         ---------------------------------------
                   [ ] Transition Report on Form 10-K
                   [ ] Transition Report on Form 20-F
                   [ ] Transition Report on Form 11-K
                   [ ] Transition Report on Form 10-Q
                   [ ] Transition Report on Form N-SAR
                   For the Transition Period Ended:
                                                     ---------------------------

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READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

VASO ACTIVE PHARMACEUTICALS, INC.
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Full Name of Registrant


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Former Name of Applicable

99 ROSEWOOD DRIVE, SUITE 260
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Address of Principal Executive Office (STREET AND NUMBER)

DANVERS, MA 01923
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City, State and Zip code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before
 [X] the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is engaged in negotiations to obtain financing in order to provide important funds to the Registrant. The Registrant is uncertain when or whether it will complete this financing. As a result of demands on management in connection with the possible financing, the Registrant was unable to complete its Form 10-KSB on or before March 31, 2006. The Registrant expects to file its Form 10-KSB by April 14, 2006.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph Frattaroli            978                               750-1991
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    (Name)                (Area Code)                      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports(s).
                                                                  Yes [X] No [ ]

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that a significant change in the results of operations between the year ended December 31, 2005 and the year ended December 31, 2004 will be reflected by the earnings statements to be included in its 10-KSB for the year ended December 31, 2005.

The Registrant reported a loss of $4,493,321 for the year ended December 31, 2004. It anticipates a loss of approximately $4.5 million for the year ended December 31, 2005. Although the net difference is not significant, there are significant differences in the components of the loss.

More specifically, during the year ended December 31, 2005 the Registrant recorded a charge for litigation settlement in the amount of $885,000 in connection with settlement of a class action lawsuit and several derivative actions, and interest expense of approximately $290,000 in connection with an August 2005 financing. There were no charges for litigation settlement and interest expense for the year ended December 31, 2004.

In addition for the year ended December 31, 2004, the Registrant recorded a charge for selling, general and administrative costs in the amount of $3,796,351. For the year ended December 31, 2005 the Registrant expects those costs to have a net decrease of approximately $1.2 million. The decrease is primarily related to a non-recurring charge of approximately $615,000 taken for the year ended December 31, 2004 in connection with the unwinding of a March 2004 private placement transaction, and from lower legal fees for the year ended December 31, 2005 compared to the year ended December 31, 2004.


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                        Vaso Active Pharmaceuticals, Inc.
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                   (Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 31, 2006                        By: /s/ Joseph Frattaroli
     --------------                        -------------------------------------
                                           Acting Chief Executive Officer, Chief
                                           Financial Officer